UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value U.S. $.001 per Share

(Title of Class of Securities)

4455421030

(CUSIP Number)

Lawrence H. Guffey The Blackstone Group 40 Berkeley Square London W1J 5AL, U.K. +44 20 7451 4000	Richard Wilson Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT, U.K. +44 20 7572 6300	Kurt Björklund Permira Advisers KB Birger Jarlsgatan 12 114 34 Stockholm Sweden +46 8503 122 00

Oliver Haarmann Kohlberg Kravis Roberts & Co. Ltd. 7 Carlton Gardens London SW1Y 5AD, U.K. +44 20 7839 9800	Gustavo Schwed Providence Equity Partners Limited 78 Brook Street London W1K 5EF, U.K. +44 20 7514 8800

Copy To:

Michael Wolfson, Esq.

Simpson Thacher & Bartlett LLP

CityPoint

One Ropemaker Street

London EC2Y 9HU, U.K.

+44 20 7275 6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the Schedule 13D filed on January 25, 2006 ("Schedule 13D") by Nordic Telephone Company ApS (“NTC”) and the other joint filing persons as described therein. Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Neither the filing of this Amendment No. 1 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that any such person is the beneficial owner of any of the shares of Hungarian Telephone and Cable Corp. (the "Issuer") referred to herein for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

TDC has advised NTC and the other joint filing persons hereof as follows:

On December 18, 2006, in connection with the Issuer’s possible acquisition of Matel Holdings N.V. from Invitel Holdings N.V. (the “Acquisition”), the Issuer requested TDC A/S (“TDC”) to confirm its willingness to exercise warrants No.1 through No. 25, each dated as of June 15, 2005, as filed as Exhibit 10.3 to Form 10-Q of the Issuer for the quarter ended June 30, 2005, as filed on December 8, 2005 (the “Warrants”), to purchase 2,500,000 shares of Common Stock of the Issuer, which TDC did by countersigning the request letter (the “Warrant Confirmation Letter”) on January 8, 2007. A copy of the Warrant Confirmation Letter is filed as an exhibit to this Amendment.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The responses contained in sub-section (a) – (b) of Item 5 of Schedule 13D are hereby incorporated by reference, except the last sentence of the second paragraph of the responses, which shall hereby be deleted and replaced in its entirety by the following:

TDC has advised NTC and the other joint filing persons hereof as follows:

TDC beneficially owns 10,799,782 Shares of the Issuer (including any Shares that are deemed to be beneficially owned by TDC) and based on information provided to TDC by the Issuer, as of December 18, 2006, such Shares constitute approximately 65.8% of the outstanding Shares of the Issuer. Of the 10,799,782 Shares beneficially owned by TDC, (i) 7,999,782 Shares are beneficially owned by TDC, (ii) 2,500,000 Shares are deemed to be beneficially owned by TDC after its agreed exercise of the Warrants pursuant to the Warrant Confirmation Letter, and (iii) 300,000 Shares are deemed to be beneficially owned by TDC because TDC owns 30,000 shares of Series A Convertible Preferred Stock of the Issuer, each of which is convertible into ten Shares at the option of the holder of those shares. TDC has the sole power to vote and dispose of all of the 7,999,782 Shares it currently owns and, if TDC converts its 30,000 shares of Series A Convertible Preferred Stock and exercises its Warrants, it will have the sole power to vote and dispose of the Shares acquired upon such conversion and execution.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of Schedule 13D is hereby amended and supplemented by adding the following: The information contained in Item 3 of this Amendment is incorporated herein by reference.

TDC has advised NTC and the other joint filing persons hereof as follows:

The documents that the Issuer has entered into providing for the Acquisition contemplate that TDC will grant certain management shareholders of the Issuer (the “Management Shareholders”) tag-along rights in the event of any sale of the Issuer’s securities by TDC.  The following is a summary of the material terms of these tag-along rights, which are expected to be contained in an agreement between TDC and the Management Shareholders that will be entered into at or around the time of the closing of the Acquisition (the “Tag-Along Agreement”):

If TDC proposes to transfer to a non-affiliated party (the “Third Party Buyer”), in a single transaction or series of related transactions, equity securities of the Issuer, the Management Shareholders, who continue to be employed or engaged by the Issuer or its subsidiaries at the time of any such proposed transfer, shall have the following rights:

1.     to require the Issuer to purchase concurrently with the sale by TDC up to the number of shares of Common Stock that the Management Shareholder would be entitled to sell to the Third Party Buyer pursuant to point 2 below; provided that the Issuer shall not be required to purchase any shares of Common Stock pursuant to this provision if doing so would cause the Issuer to violate the provisions of any covenants of any third-party indebtedness of the Issuer or its subsidiaries, or if the Issuer does not have sufficient cash-on-hand or available liquidity to make such purchase; and

2.     in the event that the Issuer has informed the Management Shareholders that it will be unable to purchase the shares of Common Stock pursuant to point 1 above, TDC will be required to assure that the Third Party Buyer will allow the Management Shareholders, at their option, to participate with TDC in the completed transfer on a pro rata basis (based on the percentage of TDC’s total shares being transferred).

These tag-along rights will not apply to the following transfers: (i) any sale of securities on a stock exchange in which the Issuer’s securities are traded, including a broker-facilitated transaction pursuant to Rule 144; (ii) any transaction or series of related transactions, including a merger, consolidation or tender offer, in which all shareholders of the Issuer have an equal right to participate on the same terms; and (iii) certain other permitted transfers to be specified in the Tag-Along Agreement.

Item 7.	Material to Be Filed as Exhibits
The following document is hereby filed as exhibit:

Number	Exhibit
Ex.-99.15	Warrant Confirmation Letter, dated December 18, 2006 (incorporated by reference to Exhibit 99.2 of the Amendment No. 9 to Schedule 13D filed by TDC with respect to the Issuer on the date hereof).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORDIC TELEPHONE COMPANY APS
By:	/s/ Richard Wilson

Richard Wilson
Director

By:	/s/ Oliver Haarmann

Oliver Haarmann
Director

By:	/s/ Gustavo Schwed

Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey

Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund

Kurt Björklund
Director

NORDIC TELEPHONE COMPANY INVESTMENT APS
By:	/s/ Richard Wilson

Richard Wilson
Director

By:	/s/ Oliver Haarmann

Oliver Haarmann
Director

By:	/s/ Gustavo Schwed

Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey

Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund

Kurt Björklund
Director

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.

By:	/s/ Adrian Beecroft

Adrian Beecroft
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-1 L.P.

By:	/s/ Adrian Beecroft

Adrian Beecroft
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.

By:	/s/ Constance Adele Elizabeth Helyar

Constance Adele Elizabeth Helyar
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd.

By:	/s/ Constance Adele Elizabeth Helyar

Constance Adele Elizabeth Helyar
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd.

By:	/s/ Adrian Beecroft

Adrian Beecroft
Authorized Person

For and on behalf of

Apax Angel Syndication Partners (Cayman) GP Ltd acting in its capacity as general partner of

Apax Angel Syndication Partners (Cayman) L.P.

By:	/s/ Christina Mccarthy

Christina Mccarthy
Authorized Signatory

Apax Angel Syndication Partners (Cayman) GP Ltd

By:	/s/ Christina Mccarthy

Christina Mccarthy
Authorized Signatory

Blackstone NSS Communications Partners (Cayman) L.P.

By Blackstone Communications Management Associates (Cayman) L.P., its general partner

By Blackstone FI Communications Associates (Cayman) Ltd., its general partner

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Blackstone Family Communications Partnership (Cayman) L.P.

By Blackstone Communications Management Associates (Cayman) L.P., its general partner

By Blackstone FI Communications Associates (Cayman) Ltd., its general partner

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Blackstone Capital Partners (Cayman) IV L.P.

By Blackstone Management Associates (Cayman) IV L.P., its general partner

By Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Blackstone Capital Partners (Cayman) IV-A L.P.

By Blackstone Management Associates (Cayman) IV L.P., its general partner

By Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Blackstone Family Investment Partnership (Cayman) IV-A L.P.

By Blackstone Management Associates (Cayman) IV L.P., its general partner

By Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Blackstone Participation Partnership (Cayman) IV L.P.

By Blackstone Management Associates (Cayman) IV L.P., its general partner

By Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Blackstone Communications Management Associates (Cayman) L.P.

By Blackstone FI Communications Associates (Cayman) Ltd., its general partner

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Blackstone Management Associates (Cayman) IV L.P.

By Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Blackstone FI Communications Associates (Cayman) Ltd.

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Blackstone LR Associates (Cayman) IV Ltd.

By:	/s/ Robert Friedman

Robert Friedman
Authorized Person

Signed by for and on behalf of

KKR Millennium Fund (Overseas), Limited Partnership

By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner

By: KKR Millennium Limited, its general partner

By:	/s/ Perry Golkin

Perry Golkin
Authorized Person

Signed by for and on behalf of

KKR Associates Millennium (Overseas), Limited Partnership

By: KKR Millennium Limited, its general partner

By:	/s/ Perry Golkin

Perry Golkin
Authorized Person

Signed by for and on behalf of

KKR Millennium Limited

By:	/s/ Perry Golkin

Perry Golkin
Authorized Person

Signed by for and on behalf of

KKR European Fund II, Limited Partnership

By: KKR Associates Europe II, Limited Partnership, its general partner

By: KKR Europe II Limited, its general partner

By:	/s/ Perry Golkin

Perry Golkin
Authorized Person

Signed by for and on behalf of

KKR Associates Europe II, Limited Partnership

By: KKR Europe II Limited, its general partner

By:	/s/ Perry Golkin

Perry Golkin
Authorized Person

Signed by for and on behalf of

KKR Europe II Limited

By:	/s/ Perry Golkin

Perry Golkin
Authorized Person

Signed by for and on behalf of

KKR Partners (International) Limited Partnership

By: KKR 1996 Overseas Limited

By:	/s/ Perry Golkin

Perry Golkin
Authorized Person

Signed by for and on behalf of

KKR 1996 Overseas Limited

By:	/s/ Perry Golkin

Perry Golkin
Authorized Person

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P.	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P.	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
managing limited partner of Permira Europe III GmbH & Co. KG	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Nominees Limited as nominee for	)	Alternate Director
Permira Investments Limited	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as administrator of	)	Alternate Director
Permira Europe III Co-investment Scheme	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P.	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited	)	Alternate Director

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Holdings Limited	)	Alternate Director

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 1,	)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 2)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 3)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 4)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira (Europe) Limited as manager of	)	Alternate Director
Permira Europe II Co-investment Scheme	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
SV (Nominees) Limited as nominee for	)	Alternate Director
Schroder Ventures Investments Limited	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P.	)	Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira (Europe) Limited Alternate Director	)	Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.

By: Providence Equity Offshore GP V L.P., the General Partner

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE GP V L.P.

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P.

By: Providence Equity Offshore GP IV L.P., the General Partner

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE GP IV L.P.

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OPERATING PARTNERS IV L.P.

By: Providence Equity GP IV L.P., the General Partner

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY GP IV L.P.

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY PARTNERS IV L.L.C.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) L.P.

By: Providence Syndication Partners (Cayman) GP, Ltd., its general partner

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson
Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) GP, LTD.

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson
Authorized Signatory